Park Ha Biological Technology Co., Ltd.

901 & 901-2, Building C

Phase 2, Wuxi International Life Science Innovation Campus 196 Jinghui East Road

Xinwu District, Wuxi, Jiangsu Province

People’s Republic of China 214000

September 18, 2024

Via EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn:	Tracey Houser

Terence O’Brien

Benjamin Richie

Katherine Bagley

Re:	Park Ha Biological Technology Co., Ltd.

Registration Statement on Form F-1

Submitted August 26, 2024

File No. 333-281783

Dear Ms. Houser, Mr. O’Brien, Mr. Richie, and Ms. Bagley:

This letter is in response to the letter dated September 12, 2024 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to Park Ha Biological Technology Co., Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited the SEC’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Registration Statement”) is being filed publicly to accompany this letter.

Registration Statement on Form F-1 filed August 26, 2024

Prospectus Summary

Overview, page 2

1.	We note your revised disclosure that the decrease in revenue for the six months ended April 30, 2024 as compared to April 30, 2023 was primarily due to the decrease in franchise fees. In your prospectus summary, please briefly describe the reason(s) for the decrease in franchise fees for the relevant period and disclose whether you expect this trend to continue in future financial periods.

RESPONSE: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised our disclosure on pages 3 and 77 of the Registration Statement to briefly describe the reasons for the decrease in franchise fees for the relevant period and confirm that we do not expect this trend to continue in future financial periods.

Risk Factors Summary, page 10

2.	We note your revised disclosure in response to prior comment 2 and reissue in part. Please revise your summary risk factors to include the heading of each cross-referenced risk factor in addition to the page number.

RESPONSE: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised our Risk Factors Summary to include the relevant headings of the cross-referenced risk factors.

3.	We note your revised disclosure that the PRC government may intervene or influence your Hong Kong subsidiary’s operations “if [the Company] decides to operate in Hong Kong in the future.” Please revise to clarify that mainland China could apply its regulations at any time and with no advance notice, regardless of the operating status of your Hong Kong subsidiary.

RESPONSE: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised our disclosure on pages 11 and 24 of the Registration Statement to clarify that mainland China could apply its regulations at any time and with no advance notice, regardless of the operating status of our Hong Kong subsidiary.

Risk Factors

We are subject to the risk of non-payments…, page 77

4.	We note your disclosure here that “[i]f we were to experience any unexpected delay or difficulty in collections from our customers, our operating cash flows and financial condition would be adversely affected,” and your revised disclosure on page 77 describing your allowance for expected credit losses and allowance for accounts receivables. Please revise your risk factor to disclose, if material, whether you have experienced any significant delays or difficulties in collection from your customers to date.

RESPONSE: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised our disclosure on page 53 of the Registration Statement to disclose the significant delays or difficulties in collection from our customers that we have experienced to date.

Tail Financing, page 77

5.	We note your disclosure that the Underwriters are entitled to a cash fee equal to seven percent of the gross proceeds received by you from the sale of any equity, debt and/or equity derivative instruments to any investors actually introduced by the Underwriters to you under certain circumstances. Tell us and disclose here the extent to which these additional fees to the Underwriters impact your net proceeds from this offering, and revise your capitalization and dilution disclosures accordingly, if applicable.

RESPONSE: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised our disclosure under the “Underwriting” section on page 150 of the Registration Statement to clarify that such tail financing will only be consummated within the twelve-month period following the expiration or termination of the engagement period in connection with the initial public offering and therefore does not impact the net proceeds from this offering or the capitalization or dilutions disclosures in the Registration Statement.

Index to Consolidated Financial Statements, page F-1

6.	In accordance with SAB Topic 4:C (ASC 505-10-S99-4), please retroactively reflect the 1-for-5 forward split in the historical annual financial statements and throughout the filing, including an explanation for the change. Refer to ASC 260-10-55-12 and ASC 855-10-25-4 for additional guidance. Please also request your auditor to dual date their report for the forward split in accordance with AS 3110.05.

RESPONSE: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised our disclosure on pages F2-F5, F21, F25 and F26 of the Registration Statement to retroactively reflect the 1-for-5 forward split in the historical annual financial statements and throughout the filing, including an explanation for the change.

Note 19 - Subsequent Events, page F-48

7.	As previously requested in comment 16 to our letter dated June 6, 2024, please disclose the specific date through which subsequent events have been evaluated in accordance with ASC 855-10-50-1(a).

RESPONSE: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised our disclosure on page F48 of the Registration Statement.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yuning “Grace” Bai, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or gbai@orllp.legal.

Very truly yours,

Park Ha Biological Technology Co., Ltd.

/s/ Xiaoqiu Zhang
Name:	Xiaoqiu Zhang
Title:	Chief Executive Officer

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